Exhibit (r)(3)

Brookstone Asset Management, LLC

CODE OF ETHICS & PERSONAL TRADING POLICY

CODE OF ETHICS

As noted previously, the Advisers Act imposes a fiduciary duty on investment advisors. As a fiduciary, the Firm, Brookstone Asset Management, LLC and its Associated Persons (including employees, IARs and officers and directors) have a duty of utmost good faith to act solely in the best interests of each client. Our clients entrust us with their funds, which in turn places a high standard on our conduct and integrity. Our fiduciary duty compels all Associated Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying our Code of Ethics and Personal Trading Policy (the “Code”) and represents the expected basis of all dealings with our clients.

This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield Associated Persons from liability for personal trading or other conduct that violates a fiduciary duty to advisory clients.

STANDARDS OF CONDUCT

All Associated Persons are held to high ethical standards. Our Code of Ethics consists of the following core principles:

●	The interests of clients will be placed ahead of the Firm’s or any Associated Person’s own investment interests. If they do not avoid a conflict of interest that could impact the impartiality of their advice, they must make full and frank disclosure of the conflict.

●	“Know Your Customer” and suitability rules are paramount.

●	Associated Persons are expected to conduct their personal securities transactions in accordance with the Personal Trading Policy and all Associated Persons will strive to avoid any actual or perceived conflict of interest with clients, including direct or indirect conflicts that may result from interests of family members or related entities. Questions regarding the appearance of a conflict with a client should be discussed with the CCO before taking action that may result in an actual conflict.

●	Associated Persons will not take inappropriate advantage of their position with the Firm.

●	Associated Persons are expected to always comply with federal securities laws (as defined by the SEC), which include anti-fraud provisions.

●	IARs will be appropriately registered in each State they solicit, hold themselves out, or conduct business, if required by the state.

●	All Associated Persons will act with integrity, competence, dignity and in an ethical manner when dealing with the public, clients, prospects, and employees.

●	All Associated Persons will promptly report any known or perceived violations of the Code to the Compliance Department.

Business Titles

Business titles will be clear and accurate and avoid public misperception as to the person’s position and background. Those using any business title that includes the word “advisor” must be appropriately registered to do so and must be cognizant of state-specific rulings in those jurisdictions they intend to conduct business. Further, the utilization of “registered investment advisor” (or its correlating initials “RIA”) are to be used only by the Firm itself. The proper title to be used is Investment Advisor Representative (IAR); however, other titles may be accepted, such as Financial Advisor. The Compliance Department must be notified prior to use of any title other than Investment Advisor Representative and will review and approve all business titles used with the public.

Code of Ethics Disclosure

The Firm shall make a copy of the Code available to any client upon request. In accordance with SEC Rule 204A-1 of the Investment Advisers Act of 1940, as amended, the Firm maintains and enforces a Code of Ethics. The Code require IAR reporting of all securities holdings and transactions that may require prior pre-clearance from the Firm’s CCO for certain securities transactions.

This Code is designed to comply with Rule 17j-l of the Investment Company Act of 1940 (“1940 Act”), as amended and Rule 204A-1 of the Investment Advisers Act of 1940, as amended. Rule 17j-1 and Rule 204A-1 apply because the firm serves as investment adviser/sub-adviser to a registered investment company, as well as other individual and institutional customers. This Code seeks to serve and safeguard the firm’s clients by setting forth provisions reasonably necessary to ensure compliance with applicable federal securities laws. The Code contains requirements regarding compliance with all Laws, Rules and Regulations, and it contains provisions for reporting violations of the Code to the Firm’s CCO. All of the Firm’s IARs are expected to be honest and ethical, make full and accurate disclosures, remain in compliance with all applicable rules and regulations, and be accountable for what they do.

The Firm and its IARs act as fiduciaries for their clients. They have a fundamental obligation to act in the best interest of their clients and to provide investment advice in the clients’ best interest. They owe their clients a duty of undivided loyalty and utmost good faith. They should not engage in any activity in conflict with the interest of any client, and they should take steps reasonably necessary to fulfill these obligations. The Firm and its IARs must employ reasonable care to avoid misleading clients and must provide full and fair disclosure of all material facts to their clients and prospective clients. Generally, facts are “material” if a reasonable investor would consider them to be important. They must eliminate, or at least disclose, all conflicts of interest that might incline them – consciously or unconsciously – to render advice that is not disinterested. If they do not avoid a conflict of interest that could impact the impartiality of their advice, they must make full and frank disclosure of the conflict. The Firm and its IARs cannot use their clients’ assets for their own benefit or the benefit of other clients. Departure from this fiduciary standard may constitute “fraud” upon their clients under the Investment Advisers Act.

The Firm and/ or its IARs may at any time own or invest in the same securities as it recommends to clients. IARs of the Firm are required to submit to the Compliance Department duplicate copies of all trades and account statements for review. The Firm does not allow any IAR to trade ahead of their clients. For individual securities such as stocks and bonds, any IAR’s invested in the same models as clients are block traded where an average price is used.

Material Nonpublic Information

Under its Code, the protection of material nonpublic information is most important to the Firm and the Firms Code establishes the fact that the improper use of material nonpublic information for an IAR’s own gain is unethical and, in fact, illegal. The Firms Code prohibits the improper use or dissemination of material nonpublic information regarding the business of the Firm, its securities recommendations, and client securities holdings and recommendations.

Securities Trading of Firm Personnel

The Firms Code calls for the reporting of all personal securities transactions to the Firm and for the review of personal securities transactions by the Firm. Additionally, the Firms Code requires that IARs seek the permission of the Firms CCO to engage in certain types of investments where a potential conflict of interest may exist.

Reporting and Accountability

The Code of Ethics of the Firm establishes a clear responsibility for IARs to fully adhere to the Code and to immediately report perceived or real violations of the Code to the CCO.

Confidentiality

Confidentiality is crucial to the operations of the Firm and the Firms Code of Ethics establishes an adamant prohibition regarding the inappropriate disclosure of client and business information to inappropriate persons.

PROTECTION OF MATERIAL NONPUBLIC INFORMATION

Associated persons and unlicensed staff are expected to exercise diligence and due care in maintaining and protecting client’s nonpublic, confidential information. Associated Persons must be familiar with the entire context of the Firm’s published Privacy Policy, which is available on the Firm’s website.

The Firm has arrangements with third parties to perform certain customer portfolio management services. While Associated Persons may not be directly involved in this activity, they are expected to not divulge information regarding securities recommendations or client securities holdings to any individual outside of the Firm, except:

●	As necessary to complete transactions or account changes (for example, communications with brokers or custodians);

●	As necessary to maintain or service a client or his/her account (for example, approved communications with a client’s accountant);

●	With various service providers providing administrative functions for the Firms (such as a technology service provider), and only after the Firm has entered into a contractual agreement (non-disclosure agreement) that prohibits the service provider from disclosing or using confidential information except as necessary to carry out its assigned responsibilities - and only for that purpose; or

●	As permitted by law.

PERSONAL CONDUCT

As noted above, Associated Persons are expected to conduct themselves with the utmost integrity and to avoid any actual or perceived conflict with our clients. In this spirit, the following are required:

●	Acceptance of Gifts – All Associated Persons are prohibited from giving or receiving any gift, gratuity, hospitality or other offering of more than de minimis value from any person or entity doing business with the Firm without CCO approval. IARs must keep a gift log documenting all gifts given and received.

●	Business Entertainment – is defined as providing entertainment to a customer’s representative in the form of any social event, hospitality event, charitable event, sporting event, entertainment event, meal, leisure activity or event of like nature or purpose. It also includes any transportation or lodging associated with or related to such activity or event, including such business entertainment offered in connection with an educational event or business conference.

●	To be considered business entertainment, and not a gift, an associated person must accompany and participate with the clients/ potential clients irrespective of whether any business is conducted during, or is considered attendant to, such event.

●	Associated persons are generally permitted to attend an approved event provided that the purpose of the meeting is to discuss the Adviser’s business, and provided that the associated person AND the vendor, service provider or client paying for the event must be in attendance.

●	Similarly, associated persons may invite clients to an event provided that the purpose of the meeting is to discuss the Adviser’s business, and the event has been approved by a responsible principal.

●	Political Contributions - With regards to Rule 206(4)-5, the Firms do not currently provide or seek to provide investment advisory services for compensation to any government entity. Accordingly, the Firms are not currently monitoring Political Contribution activity.

●	Splitting of Fees – Sharing or splitting of advisory fees will only occur with other appropriately registered and contracted IARs or Solicitors (provided all requirements are met set forth in Appendix E).

●	Service as Director for an Outside Company – The Firm prohibits any Associated Person from serving as a director for an outside company whose products, services or activities may be a conflict of interest with those of the Firm, without first receiving approval from the CCO.

●	Outside Business Interests - Any Associated Person wishing to engage in business activities outside of the Firm must seek pre-approval from the CCO, or his designee. Outside business activities such as engaging in insurance sales or accounting services are common and typically approved. Activities including selling private placements outside of a broker/ dealer, raising capital for any company, individual or venture, etc. are typically not approved.

Even though annuity and other insurance products are not sold through the Firm, but as approved outside business activities, any annuity related customer complaint may be reportable on the IAR registration statement (Form U4). The biggest annuity related complaint is suitability, often as a result of switching from one annuity to another (1035 exchange). These mostly result from the annuity product not being fully explained including surrender charges not being disclosed, misrepresentations of income or withdrawal benefits, extended surrender periods and inaccurate information being completed on the insurance application. As a best practice, the IAR should never complete the application and just have a client sign it or ask a client to sign a blank application and fill it in later. The IAR should always include the client in the completion process so that they fully understand the product and to avoid any later problems. It is also recommended that the IAR document the reasons for the annuity purchase in the client file.

●	Disclosure of Conflict – If an IAR cannot avoid a conflict of interest that could impact the impartiality of their advice, they must make full and frank disclosure of the conflict.

ANNUAL IAR ACKNOWLEDGEMENT

The Firms CCO will ensure that each IAR is provided with a copy of the Code and any amendments. IARs must acknowledge they have read, understand, and agree to comply with this Code of Ethics and Personal Trading Policy. All IARs are required to annually acknowledge their understanding in connection with the Firm’s Compliance questionnaire process. This acknowledgement may be submitted either hard copy to the Compliance Department or signed and stored electronically via the My Compliance Office (“MCO”) system. A copy of the certification form is attached to the end of this manual as Appendix F.

PERSONAL TRADING POLICY

Rule 204A-1 of the Advisors Act requires all “Access Persons” of an Investment Advisor registered with the SEC to report, and the Firm to periodically review, their personal securities accounts and holdings.

The Firm defines an “Access Person” to mean any Associated Person of an investment advisor who:

1.	has access to information regarding any advisory clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund (i.e., any mutual fund advised by an affiliate of the Firm, separately managed account, etc.); or

2.	the person is involved in making securities recommendations to advisory clients, or who has access to such recommendations.

Based on this criterion, all directors, officers, partners, and IARs of the RIA may be designated as “Access Persons” and will be required to report their Personal Trading accounts.

If a Firm IAR is licensed as an insurance agent and/or registered representative and makes a recommendation for transacting in a fixed annuity and/or life insurance product, this gives rise to conflicts of interest due to the fact that such Firm IAR is receiving remuneration in the form of commission and in some cases, other compensation (such as a percentage of an organizations’ profits for selling fixed annuities and/or life insurance) which incentives such IAR to sell that product. Firm IARs mitigate this conflict by making recommendations that are in the client’s best interest and are suitable for them based on their investment objectives and needs outlined in the client’s investment policy statement.

PERSONAL SECURITIES ACCOUNTS REPORTING POLICY

Initial Holdings Report

Any IAR deemed an “Access Person” shall report to the Advisor CCO or his/her delegate the following initial holdings information (which must be current within 45 days prior to being designated) via form provided by the Compliance Department or by providing a copy of their brokerage account statement:

●	The Access Person’s current securities holdings containing the title and type of securities, and as applicable the exchange ticker symbol or CUSIP number, number of shares (equities) or principal amount (debt instruments) of each reportable security[1] with respect to which the Access Person had either direct or indirect beneficial ownership[2] when the person became an Access Person;

1	All securities are “reportable securities” except (a) direct obligations of the United State; (b) bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments; (c) shares issued by money market funds; (d) shares of open-end mutual funds other than reportable funds, and (e) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds, and (f) securities held in accounts over which the Access Person has no direct or indirect influence or control. A reportable fund is any fund for which the Firm serves as an investment advisor/ sub-adviser.
2	“Beneficial Ownership” is interpreted in the same way as in determining whether a person has beneficial ownership of a security for purposes of Section 16 of the Securities Exchange Act of 1934, and includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in a security. For example, a person should consider himself or herself the beneficial owner of securities held by his or her spouse, his or her minor children, a relative who shares his or her home, or other persons by reason of any contract, arrangement, understanding or relationship that provides him or her with sole or shared voting or investment power. If any Access Person has a question about whether he or she beneficially owns a security, he or she should consult the Firms Compliance Officer.

●	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person when the person became an Access Person; and

Quarterly Transaction Reports

Except as otherwise provided below (Reporting Exemptions), every Access Person shall report not later than 30 days after the end of each calendar quarter to the Advisor CCO or his/her delegate the following:

●	With respect to all transactions during the quarter in any reportable security in which any Access Person has, or by reason of such transactions acquires, any direct or indirect ownership in the reportable securities[1] involved (excluding any transactions effected pursuant to an automatic investment plan);

●	The date of the transaction, the title and type of securities, as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable) and the number of shares (equities) and the principal amount (debt securities) of each covered security involved;

●	The nature of the transaction (purchase, sale or any other type of acquisition or disposition);

●	The price of the security at which the transaction was affected;

●	The name of the broker, dealer or bank through which the transaction occurred; and

●	Date that the report was submitted by/for the access person.

With respect to any account established by the Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person:

●	The name of the broker, dealer or bank with whom the access established the account;

●	The date the account was established; and

●	The date that the report was submitted by/for the Access Person.

An Access Person will be deemed to have satisfied the quarterly reporting requirement with respect to any Firm maintained account, and with respect to any other brokerage account for which the Firm receives copies of statements directly from the broker in question. All Access Persons must direct their broker dealer or bank to provide to the Compliance Department on a timely basis, duplicate copies of confirmations and statements of all personal securities transactions to meet their quarterly reporting obligations without filing quarterly transaction reports or authorize their firm to allow for a feed to be sent to the Firm via the MyComplianceOffice (MCO) system.

Annual Holdings Reports

Each Access Person shall report to the Advisor CCO not later than 45 days following the end of the calendar year via the account statement received showing the access person’s holdings at the end of each calendar year:

The Access Person’s securities holdings as of the end of the calendar year that contains the title and type of securities, and as applicable the exchange ticker symbol or CUSIP number, number of shares (equities) or principal amount (debt instruments) of each reportable security.

The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person when the person became an Access Person.

Note: An Access Person need not submit duplicate quarterly transaction reports should the account be held at the Firm and all information required of the Access Person is provided in internal reports or if copies of the account statements are received directly from the custodian by the Firm of if the Firm receives the information via a feed in the MCO system.

INSIDER TRADING

Overview

No Associated Person may purchase or sell a security, either personally or on behalf of others while in possession of material, nonpublic information. The Firm forbids communicating material, nonpublic information to others in violation of the law, frequently referred to as “insider trading.” This policy applies to every Associated Person and extends to activities within and outside their duties at the Firm.

Any questions regarding these procedures should be directed to the CCO.

Every member of the Firm is responsible for assuring that neither they nor a customer of the Firm is using material; non-public information to effect or influence purchases or sales of any security. Effecting transactions based on material; non- public information is strictly prohibited.

Material Information

Material information is defined by this Firm as any information that an investor would consider important in making an investment decision or information that would affect the price of the security if disclosed.

Non-Public Information

Non-public information is defined by this Firm as information that is not yet public or to date undisclosed to the public. Information would be deemed “public information” if printed in a general circulation newspaper, magazine, online, or other similar print or media outlets.

Requirement to Notify

The Firm expects its Associated Persons, including IARs, traders, directors, research analysts and others, to immediately inform Compliance when they learn of a non-public material fact or material change about a reporting issuer. When an Associated Person obtains non-public material information about a reporting issuer, the Firm may impose restrictions on that person’s trading activities. Compliance will retain records of any such incidents and the steps taken to ensure adequate supervision.

Restricted List

Compliance may maintain a Restricted List, when necessary, and publish the Restricted List to Associated Persons of the Firm. The Restricted List may include the following:

Underwritings where the securities are subject to restrictions under the rules of the 1934 Act including Regulation M (trading during a distribution)

●	Issues where the Firm has material, non-public information

●	Other restrictions determined by Compliance

Compliance will monitor daily trading to identify transactions in securities of issuers on the Restricted List, if any, and take action as necessary.

Watch List

Compliance may maintain a confidential Watch List that will include issues where the Firm may be in possession of material, non-public information. The Watch List would be available only to specified Firm personnel. Compliance would monitor daily trading to identify transactions in securities on the Watch List, if any, and take action as necessary.

IPO Restrictions

To avoid any potential conflicts of interest, The Firm does not permit its Associated Persons to engage in the purchase or sale of initial public offerings (IPOs) on behalf of either their clients or themselves. No Associated Person may directly or indirectly acquire beneficial ownership in any security in an IPO or in a limited offering or any security on any Restricted or Watch List without prior approval of the Firms CCO. The Firm will modify its policies and procedures as noted below, should IPO trading be permitted in the future.

CODE OF ETHICS AND PERSONAL TRADING POLICY VIOLATIONS

Access Persons who may have direct or indirect knowledge of trading in the Funds and are subject to additional pre-clearance requirements. The Access Persons will be required to pre-clear any transactions in securities held in the Funds.

All Associated Persons are required to report promptly any violation of this policy to the Firms Compliance Department staff including the discovery of any violation committed by another Associated Person – known as the “burden of knowledge.” Examples of items that should be reported include but are not limited to non- compliance with federal securities laws or conduct that is harmful (in any fashion) to clients or the Firm. Such violations will be reported to the CCO or designee on a timely basis. Such reports will not be viewed negatively by management, even if the reportable event, upon further review, is determined to not be a violation and the CCO determined the Associated Person reported such apparent violation in good faith.

REVIEW OF PERSONAL TRADING

On a periodic basis, the CCO or designee will review a sampling of Access Persons’ trades, to detect violations of the Code of Ethics and trading policies, including front running and other possible trading abuses. The CCO will take appropriate action with respect to any violations.

CODE OF ETHICS AND PERSONAL TRADING POLICY SANCTIONS

The Firms CCO is charged with maintaining and enforcing the Code, including review of Access Persons’ personal securities reports from time to time for compliance with the Code and to have them analyzed for trading patterns that may indicate abuse. Upon discovering a violation of this policy, the CCO may impose any sanctions deemed appropriate, including disgorgement of profits, reversal of the trade, or suspension of trading privileges.